MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)

ITEM 1	Reporting Issuer

Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC V6C 2V6

(the “Company”)

ITEM 2	Date of Material Change

February 21, 2007

ITEM 3	Press Release

A press release was disseminated on February 21, 2007 through various approved media, and was filed through the SEDAR system on February 21, 2007.

ITEM 4	Summary of Material Change

Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that it has purchased Hecla Mining Company’s 50% earn-in rights in the Hollister Development Block (HDB) project on the Carlin Trend in Nevada for a total of US$60 million, comprising US$45 million in cash and the remaining US$15 million in Great Basin Gold common stock (approximately 7.8 million shares).

ITEM 5	Full Description of Material Change

See attached news release.

ITEM 6	Reliance on section 85 (2) of the Act

Not applicable

ITEM 7	Omitted Information

Not applicable

ITEM 8	Senior Officers

Senior officer of the reporting issuer who is knowledgeable about the material change:

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092

ITEM 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 21st day of February 2007

/s/ Ferdi Dippenaar

Ferdi Dippenaar
CEO and Director
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

1020 — 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684·6365
Fax 604 684·8092
Toll Free 1 800 667·2114
www.greatbasingold.com
GREAT BASIN GOLD PURCHASES HECLA’S INTEREST IN
HOLLISTER DEVELOPMENT BLOCK PROJECT IN NEVADA
Company regains 100% of advanced high-grade gold-silver property
February 21, 2007 Vancouver, BC – Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”) (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that it has purchased Hecla Mining Company’s 50% earn-in rights in the Hollister Development Block (HDB) project on the Carlin Trend in Nevada for a total of US$60 million, comprising US$45 million in cash and the remaining US$15 million in Great Basin Gold common stock (approximately 7.8 million shares).
The transaction is structured as a purchase of Hecla’s subsidiary Hecla Ventures Corp. which held the earn-in rights and which was managing the earn-in program. The transaction is subject to stock exchange and other customary closing conditions and will require the Company to secure sufficient financing. Completion is targeted for March 2007 with a deadline of April 30, 2007.
The HDB Project comprises approximately 5% of the Hollister property. Early exploration by Great Basin Gold to 2001 had outlined a high grade-gold silver mineral resource on the property.
As part of an earn-in requirement, Hecla operated an underground exploration and development program, designed to provide the necessary data for completion of a feasibility study for the project. Over the past five years, Hecla spent approximately $30 million on design work, permitting, establishing extensive surface infrastructure and underground services, purchasing equipment and completing underground programs.
The underground programs included excavating a 6800 foot access decline and drifting along the veins for approximately 1000 feet and completing approximately 55,000 feet of underground drilling. Over the course of the past twelve months since drilling began, Great Basin Gold has announced excellent results from the program. Currently there is a backlog, but additional results will be released as they become available in due course.
At the Burnstone Gold Project in South Africa, the Company is advancing the first of a two-stage development program, designed to take the Burnstone Project to production in two years. The current program, involving the construction of a decline and taking a bulk sample, will be completed in approximately 12 months’ time.
The Hollister and Burnstone projects provide the Company with excellent potential for near term gold production.
President and CEO Ferdi Dippenaar said; “We are pleased to have regained 100% of the Hollister Property. These must be some of the cheapest near-production ounces that Great Basin Gold could have acquired. The Company has made good progress toward the completion of the feasibility study for the HDB project. With all the established surface facilities and underground development in place, we are well positioned to advance rapidly toward the optimal development of the mine. Using the information gained from the drilling program, a decision on the rate of production and capital expenditure required to develop the mine, can be made.
Further, the previously Great Basin Gold managed exploration program can now be fast tracked, as the current infrastructure of the HDB becomes immediately available. Some of the target areas are in close proximity to the current infrastructure, so an added benefit would be that the same infrastructure can, in future, be used to exploit those potential resources.”

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.
Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.